UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Lixiang Education Announces Transfer of Sponsorship of Qingtian International School

Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), today announced that it recently entered into the definitive agreement to transfer the sponsorship of Qingtian Overseas Chinese Experimental High School (“Qingtian International School”) to Zhejiang Lishui Qiaoxiang Education Consulting Services Co., Ltd, an entity affiliated with Mr. Biao Wei, a director and the Chief Executive Officer of the Company, in consideration of RMB 23,161,000.

Zhejiang Lishui Mengxiang Education Development Co., Ltd., a variable interest entity of the Company, became the sponsor of Qingtian International School in August 2021. The transfer of the sponsorship of Qingtian International School has been approved by the audit committee and the board of directors of the Company. The completion of the transfer would be subject to the terms and conditions of the definitive agreement, including the registration of change of sponsorship of the school with competent authorities of Qingtian county, Zhejiang province, China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Fen Ye
Fen Ye
Chairlady of the Board of Directors

Date: February 8, 2024

2